SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                             PLM International, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    69341L205
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                                 (CUSIP Number)

                                 James A. Coyne
                             MILPI Acquisition Corp.
                                 200 Nyala Farms
                           Westport, Connecticut 06880
                    Phone: (203) 341-0515/Fax: (203) 341-9988

                                 With a copy to:
                          Richard F. Langan, Jr., Esq.
                                Nixon Peabody LLP
                               437 Madison Avenue
                            New York, New York 10022
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 6, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE.

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements Items 2, 3 and 7 of the statement on Schedule 13D (the "Schedule 13D") filed on February 20, 2001 by MILPI Acquisition Corp and its affiliates. This Amendment should be read in conjunction with the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(i) is hereby amended by deleting the second paragraph thereof and replacing it with the following paragraphs:

                  MILPI is 100% owned by MILPI Holdings, LLC. MILPI Holdings, LLC is owned by four trusts: AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, and AFG Investment Trust D (the "four trusts"). In connection with its review of the preliminary proxy materials filed by PLM International, Inc. in connection with the Merger, the staff of the Securities and Exchange Commission (the "SEC") informed the four trusts that it believes certain of the trusts may be unregistered investment companies within the meaning of the Investment Company Act of 1940. Although the trusts do not believe that they are unregistered investment companies, AFG Investment Trusts A and B will liquidate their assets in order to resolve with the SEC staff the question of whether the four trusts are unregistered investment companies. In connection with the liquidation, AFG Investment Trusts A and B will sell or otherwise dispose of their interests in MILPI Holdings, LLC. In addition, MILPI Holdings, LLC has amended its operating agreement so that the additional funds necessary to complete the Merger will not be provided by AFG Investment Trusts A and B. Instead, AFG Investment Trusts C and D will provide the additional funds, with a portion of the funds being loaned to the two trusts by PLM.

                  AFG ASIT Corporation is managing trustee of the four trusts, has a 1% economic interest in each of the four trusts, has an 8.25% economic interest in the special beneficiary of the four trusts and owns approximately 99% of the Class B Units of each of the four trusts, which gives it approximately a 62% voting interest in the trusts. AFG ASIT Corporation is 100% owned by Equis II Corporation and Equis II Corporation is 100% owned by Semele Group Inc. MILPI purchased the shares of the Issuer's common stock tendered pursuant to the Offer and together with MILPI Holdings, LLC, the four trusts, AFG ASIT Corporation, Equis II Corporation and Semele, were the offerors (the "Offerors").

         Item 2(i) is further amended by deleting the last sentence of the third paragraph thereto and replacing it with the following sentence:

                  The common stock of Semele is traded on the OTC Bulletin Board under the symbol "VSLF.OB."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Paragraph 1 of Item 3 is hereby amended by deleting the words "are obligated" in the third sentence and inserting the word "committed" in place thereof.

         Paragraph 2 of Item 3 is hereby deleted in its entirety and replaced with the following:

                  MILPI Holdings has amended its operating agreement so that the additional funds necessary to complete the Merger will not be provided by AFG Investment Trusts A and B. Instead, AFG Investment Trusts C and D will provide the additional funds, with a portion of the funds being loaned to the two trusts by PLM. If the Merger is consummated, MILPI may be required to pay up to approximately an additional $4.4 million. The Merger is not conditioned upon MILPI entering into any financing arrangements. AFG Investment Trusts C and D have committed to provide MILPI's direct parent, MILPI Holdings, LLC, with the funding necessary for the completion of the Merger. MILPI Holdings, LLC, in turn has committed to provide MILPI with such funds. MILPI anticipates that approximately 70% of these funds (or approximately $3.1 million) will be obtained from existing resources and internally generated funds of AFG Investment Trusts C and D, and that approximately 30% of these funds (or approximately $1.3 million) will be obtained by means of a 364 day, unsecured loan from PLM to the two trusts. The loan will carry interest at LIBOR plus 200 basis points, provided, however, that the interest rate may not at any time be higher than 2% over the base rate from time to time announced by Fleet Bank of Massachusetts, N.A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Amendment No. 1 dated as of December 6, 2001 to Operating Agreement of MILPI Holdings, LLC dated as of December 13, 2000 by and among AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, and AFG Investment Trust D.

         2. Joint Filing Agreement, dated as of December 6, 2001, by and among MILPI Acquisition Corp., MILPI Holdings, LLC, AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, AFG Investment Trust D, AFG ASIT Corporation, Equis II Corporation, Semele Group Inc., James A. Coyne and Gary D. Engle.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Date:  December 6, 2001

                                    MILPI ACQUISITION CORP.


                                    By:/s/James A. Coyne
                                       -----------------------------------------
                                    Name: James A. Coyne
                                    Title: Vice President and Secretary


                                    MILPI HOLDINGS, LLC


                                    By:/s/James A. Coyne
                                       -----------------------------------------
                                    Name: James A. Coyne
                                    Title:  Member


                                    AFG INVESTMENT TRUST A,
                                         By: AFG ASIT Corporation,
                                         as Managing Trustee


                                    By:/s/James A. Coyne
                                       -----------------------------------------
                                    Name: James A. Coyne
                                    Title:  Senior Vice President


                                    AFG INVESTMENT TRUST B,
                                         By: AFG ASIT Corporation,
                                         as Managing Trustee


                                    By:/s/James A. Coyne
                                       -----------------------------------------
                                    Name: James A. Coyne
                                    Title: Senior Vice President


                                    AFG INVESTMENT TRUST C,
                                         By: AFG ASIT Corporation,
                                         as Managing Trustee


                                    By:/s/James A. Coyne
                                       -----------------------------------------
                                    Name: James A. Coyne
                                    Title: Senior Vice President

                                    AFG INVESTMENT TRUST D,
                                         By: AFG ASIT Corporation,
                                         as Managing Trustee


                                    By:/s/James A. Coyne
                                       -----------------------------------------
                                    Name: James A. Coyne
                                    Title: Senior Vice President


                                    AFG ASIT CORPORATION


                                    By:/s/James A. Coyne
                                       -----------------------------------------
                                    Name: James A. Coyne
                                    Title: Senior Vice President


                                    EQUIS II CORPORATION


                                    By:/s/James A. Coyne
                                       -----------------------------------------
                                    Name: James A. Coyne
                                    Title: Senior Vice President


                                    SEMELE GROUP INC.


                                    By:/s/James A. Coyne
                                       -----------------------------------------
                                    Name: James A. Coyne
                                    Title: President and Chief Operating Officer



                                    /s/James A. Coyne
                                    --------------------------------------------
                                                 James A. Coyne


                                    /s/Gary D. Engle
                                    --------------------------------------------
                                                 Gary D. Engle

                                  EXHIBIT INDEX


Exhibit
Number   Exhibit Name                                             Location
------   ------------                                             --------
 99.1    Amendment No. 1 dated as of December 6, 2001 to          Filed herewith
         Operating Agreement of MILPI Holdings, LLC dated
         as of December 13, 2000 by and among AFG Investment
         Trust A, AFG Investment Trust B, AFG Investment
         Trust C, and AFG Investment Trust D.
 99.2    Joint Filing Agreement, dated as of December 6, 2001,   Filed herewith
         by and among MILPI Acquisition Corp., MILPI Holdings,
         LLC, AFG Investment Trust A, AFG Investment Trust B,
         AFG Investment Trust C, AFG Investment Trust D, AFG
         ASIT Corporation, Equis II Corporation, Semele Group
         Inc., James A. Coyne, and Gary D. Engle.